**REG-SABMiller PLC Holding(s) in Company**
Released: 14/10/2005

RNS Number:6985S
SABMiller PLC
14 October 2005



NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters

1. Name of listed company

SABMILLER PLC

2. Name of shareholder with a major interest

BEVCO LLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above, in respect of a non-beneficial interest, or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY (OCS) NOMINEES LIMITED

5. Number of shares/amount of stock acquired

ORDINARY SHARES OF US$0.10 EACH - 225,000,000 (THE "SHARES")

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

APPROXIMATELY 15.04% OF ISSUED ORDINARY SHARE CAPITAL

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9. Class of security

ORDINARY SHARES OF US$ 0.10 EACH

10. Date of transaction

12 OCTOBER 2005



11. Date listed company informed

14 OCTOBER 2005

12. Total holding following this notification

ORDINARY SHARES OF US$0.10 EACH - 225,000,000

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

ORDINARY SHARES OF US$0.10 EACH - 15.04%

14. Any additional information

IN ADDITION, THE FOLLOWING PERSONS HAVE A NOTIFIABLE INTEREST IN THE SHARES PURSUANT TO SECTIONS 203 OR 208(3) OF THE COMPANIES ACT 1985:

- AGUILA LTD

- CODAN TRUSTEES (BVI) LIMITED (AS TRUSTEE OF THE CANARY TRUST)

- CANARY PRIVATE FOUNDATION

15. Name of contact and telephone number for queries

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY - +44 (0)1483 264125

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

A O C TONKINSON, COMPANY SECRETARY

---

Date of notification 14 OCTOBER 2005



END

HOLILFLVILLSLIE

**REG-SABMiller PLC SAR 3 - (SABMiller plc)**
Released: 12/10/2005

RNS Number:5418S
SABMiller PLC
12 October 2005



FORM SAR 3

DISCLOSURE OF ACQUISITIONS

(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

| | |
|---|---|
| Name of acquirer | Altria Group, Inc |
| Beneficial owner, if different from above | Altria Group, Inc |
| Names of any other persons acting by agreement or understanding (see SAR 5) | N/A |
| Company dealt in | SABMiller plc |
| Class of voting shares (eg ordinary shares) | Ordinary shares |
| Date of acquisition | 12 October 2005 |
| Number of shares acquired | 167,411,024 shares (as a result of the conversion of that numk voting convertible participating shares into ordinary shares i accordance with the Articles of Association of SABMiller plc) |
| Number of rights over shares acquired Â£ | N/A |
| Nature of rights over shares | N/A |
| Total holding of voting shares (and percentage of total voting shares in issue) | 430,000,000 ordinary shares (28.7%) |
| Total holding of rights over shares (and percentage of total voting shares in issue) | N/A |
| Combined total holding (and percentage) of voting shares and rights over shares | 430,000,000 ordinary shares (28.7%) |

Date of disclosure 12 October 2005

Contact name G. Penn Holsenbeck

Telephone number + 1 917 663 2256

Â£ See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.



END

SADGRBDGLSBGGUD

**REG-SABMiller PLC Holding(s) in Company**
Released: 12/10/2005



RNS Number:5416S
SABMiller PLC
12 October 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

SABMILLER PLC

2. Name of shareholder with a major interest

ALTRIA GROUP, INC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALTRIA GROUP, INC

5. Number of shares/amount of stock acquired

ORDINARY SHARES OF US$0.10 EACH - 167,411,024

AS A RESULT OF CONVERSION OF THAT NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING SHARES INTO ORDINARY SHARES

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

APPROXIMATELY 12.6% OF ISSUED ORDINARY SHARE CAPITAL

7. Number of shares/amount of stock disposed

LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED) - 167,411,024

AS A RESULT OF CONVERSION OF THAT NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING SHARES INTO ORDINARY SHARES.

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

100% OF ISSUED LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED).

9. Class of security

ORDINARY SHARES OF US$ 0.10 EACH ACQUIRED

10. Date of transaction

12 OCTOBER 2005

11. Date listed company informed

12 OCTOBER 2005

12. Total holding following this notification

ORDINARY SHARES OF US$0.10 EACH - 430,000,000

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

ORDINARY SHARES OF US$0.10 EACH - 28.7%

14. Any additional information

TOTAL NUMBER OF ORDINARY SHARES OF US$0.10 EACH FOLLOWING CONVERSION - 430,000,000

TOTAL NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED) FOLLOWING CONVERSION - 0

15. Name of contact and telephone number for queries

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY +44 (0) 1484 264125

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

A.O.C TONKINSON - COMPANY SECRETARY

---

Date of notification 12 OCTOBER 2005



END

HOLIIFSDISLFLIE

RNS Number:5409S
SABMiller PLC
12 October 2005



SABMiller plc

Completion of major transaction in South America

12 October 2005

London and Johannesburg, 12 October 2005. SABMiller plc ("SABMiller") today announces the completion of the merger through which it has obtained a controlling interest in Bavaria S.A., the second largest brewer in South America.

The 225 million ordinary shares in SABMiller plc issued to the Santo Domingo Group in consideration for the merger and the 167,411,024 ordinary shares arising on the conversion of the remaining convertible low voting participating shares held by Altria Group, Inc. have today been admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities, and have been admitted to listing on the JSE Limited.

*Graham Mackay, Chief Executive of SABMiller, said today:*

*"We are delighted that Bavaria is now part of the SABMiller group. This transaction reaffirms SABMiller's superior growth profile within the brewing industry and we look forward to working with our new partners and colleagues."*

\- ends -

Enquiries:

| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Vice President, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on

numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END

AGRPKBKQABDKNKD

**REG-SABMiller PLC Trading Statement**
Released: 12/10/2005

RNS Number:5370S
SABMiller PLC
12 October 2005

Ref: 18/2005



SABMiller plc Trading Update

London and Johannesburg, 12 October 2005. Prior to the announcement of its interim results due in November, SABMiller plc has provided an update to the trading statement made at the Company's AGM on 28 July 2005.

The group's financial performance in the six-month period to 30 September 2005 was in line with management's expectations, and organic growth of some 5% in lager volumes was recorded.

In North America, Miller's US domestic sales to retailers (STRs) were down by 0.3% against prior year in a trading environment that has become increasingly price-competitive and subject to higher input costs, both of which have affected profitability. STR growth in the Miller Lite franchise was offset by a net decline in the STRs of other brands.

Volumes of carbonated soft drinks (CSDs) in Central America were approximately 3.5% above prior year with growth in both Honduras and El Salvador, whilst beer volumes were down some 7% principally as a result of excise increases in El Salvador.

Our Europe business has generated organic growth in lager volumes of 5%, with a particularly pleasing performance in Poland complemented by more moderate growth in most other countries.

The Africa and Asia business delivered an organic increase in comparable lager volume of 13% over the prior year. This was driven by strong organic growth in China, together with good growth in Mozambique and Tanzania.

Our South Africa Beverages business benefited from the warm winter weather during the second quarter. Beer volumes over the six months grew by almost 3% on a comparable basis, reflecting good trading in recent months. The favourable weather conditions together with successful promotions during the winter months resulted in an increase in soft drink volumes of some 10%.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2004/05 lager volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |

Gary Leibowitz Vice President, Investor Relations Tel: +44 20 7659 0174

Nigel Fairbrass Head of Media Relations Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END

TSTMBBLTMMIBBPA

**REG-SABMiller PLC Publication of Prospectus**
Released: 07/10/2005

RNS Number:3846S
SABMiller PLC
07 October 2005



SABMiller plc

Publication of Prospectus

7 October 2005

SABMiller has today submitted to the Financial Services Authority a prospectus relating to the new SABMiller shares to be issued pursuant to the major transaction in South America which was announced on 19 July 2005, and which was approved by the shareholders of SABMiller at an Extraordinary General Meeting held on 7 October 2005.

SABMiller expects admission of the new SABMiller shares and completion of the transaction to take place on 12 October 2005.

The prospectus will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0)20 7676 1000

The prospectus will also shortly be available for viewing at www.sabmiller.com



END

DOCUUGUCUUPAGCM

**REG-SABMiller PLC Result of EGM**
Released: 07/10/2005

RNS Number:3709S
SABMiller PLC
07 October 2005



SABMiller plc

Major Transaction in South America

Results of Extraordinary General Meeting

London and Johannesburg 7 October 2005. The board of SABMiller plc is pleased to announce that, at the Extraordinary General Meeting held in London earlier today, resolutions numbered 1 to 4 were approved by the requisite majorities. All voting was conducted on a poll, the results of which are set out below.

| Resolution | VOTES FOR | % FOR* | VOTES AGAINST | % AGAINST | VC |
|---|---|---|---|---|---|
| 1 Ordinary Resolution to approve the amendment to the Altria Relationship Agreement | 549,269,552 | 96.32 | 20,990,106 | 3.68 | |
| 2 Ordinary Resolution to approve the Transaction | 833,662,980 | 98.09 | 16,219,897 | 1.91 | |
| 3 Special Resolution to give the directors authority to allot and issue shares | 833,414,736 | 98.10 | 16,169,992 | 1.90 | |
| 4 Special Resolution to amend the Articles of Association | 833,740,440 | 98.10 | 16,170,308 | 1.90 | |

* Votes 'FOR' includes those votes giving the Chairman discretion.

** The "Votes withheld' are not counted towards the votes cast at the Extraordinary General Meeting.

Full details of the resolutions were set out in the Notice of Extraordinary General Meeting, contained in the circular to shareholders dated 14 September 2005. Resolution number 5 set out in the Notice was withdrawn after consultation with certain institutional shareholders and was not put to a vote. Resolution number 5 is not integral to the completion of the Transaction nor is it critical for operational requirements

Copies of all the resolutions passed have been submitted to the UK Listing Authority ("UKLA") and will soon be available for inspection at the FSA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

*Completion of the Transaction is subject to the admission to the Official List* of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities of the new SABMiller shares to be issued *pursuant to the transaction. Subject to the approval by the FSA of a prospectus* relating to the new SABMiller shares, SABMiller expects admission and completion of the Transaction to take place on 12 October 2005.

A.O.C. Tonkinson, Group Secretary:
Tel: 020 7659 0100



END

REGBDBDGXBGGGUR